UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Core Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1086 N. Fourth St. Suite 108
(No. and Street)

Columbus	OH	43201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jefrey Coopersmith 614.485.2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

600 Superior Ave. E. #902	Cleveland	OH	44114-2619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Jeffrey Coopersmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Core Financial, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Founder and Chairman

Title

RG289878 3/23/23

CADEN SPECK
Notary Public - State of Florida
Commission # HH 071951
My Comm. Expires Dec 14, 2024
Bonded through National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORE FINANCIAL, LLC
A wholly-owned subsidiary of Core Capital Partners, LLC

FINANCIAL STATEMENTS
December 31, 2020

CORE FINANCIAL, LLC
Columbus, Ohio

FINANCIAL STATEMENTS
December 31, 2020

CONTENTS



Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Member and the Board of Directors of Core Financial, LLC
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Core Financial, LLC (the "Company") as of December 31, 2020, the related statements of operations and changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Statement Regarding Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 ("Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of Core Financial, LLC's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2013.

Columbus, Ohio
March 1, 2021

CORE FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

Assets

Cash	$	189,555
Other assets:		
Prepaid expenses		16,262
CRD fund deposit		3,518
Total other assets		19,780
Total assets	$	209,335

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	45,915
Member's equity		163,420
Total liabilities and member's equity	$	209,335

See accompanying notes to financial statements.

CORE FINANCIAL, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2020

Revenue	$ 287,745
Expenses	
Compensation, rent, insurance and other expenses paid to a related party	259,200
Consulting fees	8,648
Professional fees	100,374
Regulatory fees	16,851
Other expenses	1,508
Total expenses	386,581
Net income (loss)	(98,836)
Member's equity – beginning of the year	262,256
Member's equity – end of the year	$ 163,420

See accompanying notes to financial statements.

CORE FINANCIAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

Cash flows from operating activities	
Net income (loss)	$ (98,836)
Adjustments to reconcile net income to net cash from operating activities:	
Increase in other assets	(656)
Decrease in liabilities	(4,274)
Net cash from operating activities	(103,766)
Cash – beginning of year	293,321
Cash – end of year	$ 189,555

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND OPERATIONS

Core Financial LLC (the Company) was established in May 2009. The Company was approved by the Financial Industry Regulatory Authority (FINRA) in June 2010 to conduct securities transactions. In November 2011, the shareholders of Core Financial, LLC transferred their ownership to Core Capital Partners, LLC (Partners), and the Company became a wholly-owned subsidiary.

The Company is a limited broker-dealer whose only business is to act as placement agent for real estate investment syndications mandated by and with an affiliate. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered. The Company operated under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3 3 for the period January 1, 2020 through December 1, 2020. For the period of December 2, 2020 through December 31, 2020 the Company did not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes: The Company is a limited liability company and does not pay federal or state income taxes on its income. Accordingly, no provision or credit for federal or state income taxes is recorded in the financial statements.

The Company annually evaluates tax positions in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The standard prescribes recognition thresholds and measurement attributes for the financial statement recognition and measurement of tax position taken or expected to be taken in the tax return. This standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting.   The Company remains subject to examination by taxing authorities in jurisdictions where the Company has filed returns for years after 2017.   As of December 31, 2020, management believes that no uncertain tax positions exist based on its most recent annual reviews.

Statements of Cash Flows: For purposes of reporting cash flows, cash includes demand deposits held by banks.

Revenue Recognition: The Company's only source of revenue is commissions from private real estate offerings. The Company sells equity interests in real estate investments and earns a contingent commission of those sales.   Revenue is recognized at the time the contingency is removed which is at the closing of the real estate purchase transaction.

NOTE 3 – CASH

The Company maintains its cash in one account, which, at times, may exceed federally insured limits. At December 31, 2020, the cash balance was $189,555.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2020, the Company had net capital of $143,640, which was $138,640 in excess of its required net capital of $5,000.   The Company's percentage of aggregate indebtedness to net capital was 31.97%.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company earns all revenue from investment syndications with related party affiliates. Additionally, the Company has entered into an expense sharing agreement with Partners. For the year ended December 31, 2020, the expense sharing agreement required payment of $21,600 per month to pay for overhead and administrative costs.   The total of expense sharing payments made during 2020 was $259,200.   The following table provides a summary of the Company's expense sharing payments.

Payroll	$ 218,800
Office Rent	12,500
Insurance	10,900
Office Overhead	17,000
Total Expense Sharing	$ 259,200

NOTE 6 – COVID-19

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. The virus was declared a public Health Emergency of International Concern by the World Health Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic. The operations and business results of the Company could be materially adversely affected. Significant estimates may be materially adversely impacted by local, state and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent upon the length and severity of the disruption. As of the date of these financial statements, the Company's operating results were not materially adversely impacted.

SUPPLEMENTAL INFORMATION

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2020

Computation of Net Capital

Member's equity	$ 163,420
Non-allowable assets:	
Other assets	$ 19,780
Net capital	$ 143,640
Total aggregate indebtedness	$ 45,915
Computation of basic net capital requirement (greater of $5,000 and 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 138,640
Percentage of aggregate indebtedness to net capital	31.97%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5A filing as of December 31, 2020.

STATEMENT REGARDING POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2020

The Company was subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3 3 for the period January 1, 2020 through December 1, 2020. For the period of December 2, 2020 through December 31, 2020 the Company did not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff and did not maintain possession or control of any customer funds or securities at December 31, 2020.



Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying Core Financial LLC Exemption Report, in which for the period ended December 31, 2020 (1) Core Financial, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.17a-5, and (2) identified the following conditions pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 under which the Company is eligible to file an Exemption Report because the Company limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and to the Company, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) (the "identified conditions") for the period from December 2, 2020 through December 31, 2020 without exception, and in which for the period from January 1, 2020 through December 1, 2020, the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period January 1, 2020 through December 1, 2020 without exception. Core Financial, LLC's management is responsible for compliance with the identified conditions, exemption provisions, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Core Financial, LLC's compliance with the identified conditions and exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in FAQ #8 of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17 a-5 for the period from December 2, 2020 through December 31, 2020 and based on the conditions set forth in paragraph k(2)(i) of Rule 15c3.3 under the Securities Exchange Act of 1934 for the period from January 1, 2020 through December 1, 2020.

Crowe LLP

Crowe LLP

Cleveland, Ohio
March 1, 2021

CORE
REAL ESTATE CAPITAL

CORE FINANCIAL LLC EXEMPTION REPORT

Core Financial LLC (the Company) is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, “Reports to be made by certain brokers and dealers”). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) during the period December 2, 2020 through December 31, 2020 without exception.

(2) The Company claimed an exemption from §240.15c3-3 under paragraph (k)(2)(i) of the Rule during the period January 1, 2020 through December 1, 2020.

(3) The Company met the identified exemption provisions under §240.15c3-3(k)(2)(i) during the period January 1, 2020 through December 1, 2020 without exception.



CORE
REAL ESTATE CAPITAL

Core Financial LLC Exemption Report

I, Jeffrey Coopersmith, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: Founder and Chairman

Date of Report: March 1, 2021

1086 North 4th Street, Suite 108, Columbus, OH 43201 | o: 614.485.2500 | f: 614.485.2556

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